Exhibit 99.106

BY SEDAR

Québec City, May 12, 2021

To :	Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island) Financial and Consumer Services Commission (New Brunswick),
Office of the Superintendent of Securities Services Newfoundland and Labrador
Autorité des marchés financiers du Québec
Ontario Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Alberta Securities Commission
British Columbia Securities Commission
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories
Nunavut Securities Office

Re:	Nouveau Monde Graphite Inc. (the “Corporation”) – Re-filing pursuant to Part 4B.2 (2) (a) of Regulation 51-102 respecting Continuous Disclosure Obligations (V-1.1, r. 24)

Sir/Madam:

Please note that the Material Change Report of the Corporation initially filed on SEDAR on March 18, 2021 is re-filed as of the date hereof through the form of an amended material change report. This filing is required due to the removal of all future oriented financial information beyond December 31st, 2022.

All other information appearing in the aforementioned Material Change Report remains unchanged.

Yours very truly,

[Signature page follows]

NOUVEAU MONDE GRAPHITE INC.

By:	(s) Éric Desaulniers
Éric Desaulniers
President and Chief Executive Officer

SCHEDULE 51-102F3

AMENDED MATERIAL CHANGE REPORT

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)

331 Rue Brassard

Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

March 11, 2021

3.	News Release

News releases, in French and English versions, were issued through Globe Newswire on March 11 and 13, 2021, respectively, and filed on SEDAR on March 11 and 15, 2021, respectively, for which amended versions were filed on SEDAR on May 12, 2021.

4.	Summary of Material Change

The Corporation announced Phase 2 of its fully-integrated anode material production facility.

5.	Full Description of Material Change

The Corporation announced the completion of a front-end loading engineering analysis (“FEL-1”) for Phase 2 of its large-scale commercial lithium-ion anode material project in Bécancour, Québec, Canada as it continues to execute its strategy of becoming the Western World’s largest producer of high-quality anode materials to be used mainly in batteries for electrical vehicles and renewable energy storage. As it expands, the Corporation preserves its firm commitment to carbon neutrality.

Figure 1: 3D rendering of the Corporation’s Bécancour VAP project

The FEL-1 Analysis

The FEL-1 concludes that a production of 42,000 tpa of anode material can be achieved with the construction of a brand-new state-of-the-art facility on the Corporation’s industrial site of 200,000 m2 and supported by its existing Phase 1 plant infrastructure. The FEL-1 includes a review of all environmental regulations and permits, the project schedule, product specifications definition, stakeholders’ analysis, the capital expenditure budget and projected operating costs. The Corporation’s site in Bécancour is strategically situated for large-scale anode material production, with proximity to potential customers, access to key utilities (e.g., water, hydropower, gas), adjacent to a chlor-alkali producer which provides access to key consumables, a skilled workforce and an adjacent deep-water international port on the St. Lawrence River.

Bécancour VAP Project Financing Strategy

The Corporation’s strategy is to finance the Bécancour VAP project with a structure involving approximately two thirds comprised of non-dilutive financial instruments and the remaining one third of equity financing. The non-dilutive financial instruments that are contemplated by the Corporation are a combination of bank loans, structured debt, forward payments on production and royalty streams. The Corporation’s largest shareholder, The Pallinghurst Group, is fully supportive of the Bécancour VAP project. No assurance can be given that any such additional financing will be available or that, if available, it can be obtained on terms favourable to the Corporation. The failure to obtain additional financing on favourable terms, or at all, could have a material adverse effect on the ability of the Corporation to complete the construction of the Bécancour VAP project.

Project Timeline

Given the strong economics revealed in the FEL-1, the Corporation has commenced a FEL-2 pre-feasibility study, based on the results from the demonstration modules, which is expected to be completed in the first half of 2022. The FEL-1 evaluated various strategies to optimise the deployment of the project, including advancing directly to an enhanced FEL-2 program that includes detailed engineering of certain portions of the project and a modular construction and commissioning sequence enabling an initial production capacity to be available earlier, while construction activities are being completed. The project development pathway beyond detailed design and initiation of the construction phase will be determined by financial partnerships and end-customer commitments.

Figure 2: Bécancour VAP Project prospective timetable

De-Risking by Building Significant Phase 1 Plant and Strategic R&D

The production of purified, coated spherical graphite used as anode material in lithium-ion battery involves three major process steps, namely: shaping, purification and coating. Since 2016, the Corporation has committed approximately US$27 million in process development and de-risking by running large-scale bench test and building demonstration units. Since early 2020, the Corporation has been operating two commercial scale shaping units in which it processed nearly 1,000 batches to confirm the optimised process parameters and equipment performance profile to be implemented to produce systematically within customers’ specifications. Significant equipment improvements and modifications were implemented on-site to achieve an optimum operating throughput and overall yield while maintaining constant in-specs quality material. Ongoing internal R&D programs on the shaping process are targeting manufacturing excellence by the enhancement of fundamental understanding of fluid dynamics and air flows by using as-built scan, numerical modelling and adoption of advanced automation and artificial intelligence technologies.

As for the Phase 1 purification sector of the facility, the Corporation developed its proprietary thermochemical process that is currently being deployed at a 1,500 tpa nameplate capacity in Olin Corporation’s facility adjacent to the Corporation’s industrial site, with a commissioning scheduled to start in the first half of 2021.

The final process step to produce anode material consists of coating the purified spherical graphite with a carbon-based material to minimise the surface area and enhance the stability of the solid electrolyte interface. The Corporation is currently in the detailed engineering phase and has initiated the procurement to build the first module of the Phase 1 2,000 tpa capacity plant that is scheduled to be commissioned early in 2022. The Corporation is of the view that its strategy of de-risking the process by investing in a rapid deployment of a first scalable-complete module will allow a faster product qualification with lithium-ion battery cell makers and more efficient and reliable engineering development.

Product Offering and Marketing

The anode material flowsheet developed by the Corporation is designed to produce anode material of various particle sizes varying between 8 and 20 µm with flexibility to serve various lithium-ion battery applications. Roskill’s Fall 2020 issue reported 2019 average Chinese sales prices of US$ 7,157/tonne for CSPG. Moreover, the Corporation and its experienced graphite marketing team is actively developing value-added opportunities for the 1 and 8 µm micronised graphite representing a valuable anode material process by-product potentially serving multiple niche applications.

In their latest February 2021 Lithium-ion Battery Megafactory assessment report, Benchmark Mineral Intelligence forecasts 562 GWh in 2025 and 937 GWh in 2030 of battery capacity in North America and Europe combined with associated graphite anode demand of 674,000 tpa and 1,124,000 tpa, respectively.

Fully Committed to Carbon Neutrality

The Corporation seeks to contribute to the decarbonisation of the economy by producing graphite materials, a required input for the production of low-carbon products, with the smallest greenhouse gas (“GHG”) footprint possible. In addition to pushing the science and technology development in order to mine and transform graphite in a sustainable and low GHG-emitting manner, the Corporation has pledged to offset all GHG emissions from sources it either has direct control over or may significantly influence (i.e., the Corporation’s Scope 1, Scope 2 and portion of Scope 3 emissions).

The Corporation has ongoing R&D programs in place with professor Philippe Ouzilleau, PhD, from McGill University in Montréal to find alternate carbon sources to the petroleum-based product currently being used in the coating process with the objective of significantly reducing its carbon emissions.

The Corporation also remains fully committed to achieving carbon neutrality at the Corporation’s level, including the Matawinie mine and concentrator in Saint-Michel-des- Saints and the Bécancour VAP project.

Co-Existence of the Matawinie Mineral Project and the Bécancour VAP Project

The FEL-1 does not impact nor alter the National Instrument 43-101 respecting Standards of Disclosure for Mineral Projects (“NI 43-101”) feasibility study filed on December 10, 2018 with regards to the Matawinie mineral project. While the Corporation is of the view that there are obvious operational and financial benefits to developing a fully controlled and integrated business model, both the Matawinie mineral project and Bécancour VAP project should be considered independently from each other with regards to their economic viability. To this end, it is the intention of the Corporation to sell opportunistically the high- purity jumbo and large flakes produced at the Matawinie mineral project directly into third party traditional and speciality graphite markets, while the Bécancour VAP project intends to source its products, comprised of intermediate and fine flakes, from multiple sources. It is the Corporation’s intention to prioritise the use of the feedstock produced at the Matawinie mineral project; however, the Corporation intends to source raw material from other graphite suppliers from time to time should market, or operational, conditions so justify.

Due to its modular structure, upon Phase 2 of the Bécancour VAP project successfully reaching name plate capacity, we believe it will likely be possible for the Corporation to expand its capacity further. Such Phase 3 expansion is currently being analysed by management, but its implementation has not been agreed to and is entirely speculative at this point in time.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Mr. David Torralbo

Chief Legal Officer and Corporate Secretary

Telephone: (514) 605-6574

9.	Date of Report

May 12, 2021